ETAO International Co., Ltd.

1460 Broadway, 14th Floor

New York, NY 10036

January 13, 2023

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

RE:	ETAO International Co., Ltd. (the “Company”)
Registration Statement on Form F-4
(File No. 333-268819) (the “Registration Statement”)

Dear Ms.Nimitz and Ms. Westbrook:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on January 18, 2023, or as soon thereafter as practicable.

Very truly yours,

ETAO INTERNATIONAL CO., LTD.

By:	/s/ Zihao Zhao
	Name:	Zihao Zhao
	Title:	Sole Director